UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ViewCast.com, Inc.

(Name of issuer)

Common Stock, $0.0001 par value

(Title of class of securities)

926713 10 8

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 926713 10 8	Page 2 of 6 Pages

(1)	Names of reporting persons John J. Scamardella
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 4,878,009
(6) Shared voting power 107,000 (1)
(7) Sole dispositive power 4,878,009
(8) Shared dispositive power 107,000 (1)
(9)	Aggregate amount beneficially owned by each reporting person 4,985,009
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.89% (2)
(12)	Type of reporting person (see instructions) IN

(1)	Represents shares held in the name of John and Vivian Scamardella as joint-tenants with the right of survivorship.

(2)	Based upon: (i) 55,699,005 shares of Common Stock issued and outstanding as of October 31, 2011, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011, (ii) 6,618,068 shares of Common Stock issued pursuant to the Issuer’s December 27, 2011 private placement; and (iii) 888,331 shares of Common Stock issuable upon exercise of warrants held by the reporting person.

SCHEDULE 13G

CUSIP No. 926713 10 8	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

ViewCast.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3701 W. Plano Parkway, Suite 300,

Plano, TX 75075

Item 2(a).	Name of Person Filing:

John J. Scamardella

Item 2(b).	Address of Principal Business Office or, if none, residence:

105 Woodvale Loop

Staten Island, NY 10309

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

926713 10 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

SCHEDULE 13G

CUSIP No. 926713 10 8	Page 4 of 6 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See Item 9 of each of the cover pages with respect to each reporting person.

(b)	Percent of class:

See Item 11 of each of the cover pages with respect to each reporting person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

SCHEDULE 13G

CUSIP No. 926713 10 8	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 926713 10 8	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHN J. SCAMARDELLA

Date: February 8, 2012	/s/ John J. Scamardella